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                            May 12, 2021

       Josh Bayliss
       Chief Executive Officer
       VG Acquisition Corp.
       65 Bleecker Street, 6th Floor
       New York, NY 10012

                                                        Re: VG Acquisition
Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed May 5, 2021
                                                            File No. 333-254772

       Dear Mr. Bayliss:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4, Filed May 5, 2021

       Summary
       Recent Developments, page 18

   1. In order to provide a more balanced presentation, please revise your presentation of
                                                        Preliminary Financial
Results for the Fiscal Year Ended March 31, 2021 to also disclose your estimated expenses
and net income/loss for the period in addition to your current presentation of
estimated, unaudited revenues.
 Josh Bayliss
FirstName  LastNameJosh Bayliss
VG Acquisition  Corp.
Comapany
May        NameVG Acquisition Corp.
     12, 2021
May 12,
Page 2 2021 Page 2
FirstName LastName
Risk Factors
23andMe's ability to use its net operating loss carryforwards may be subject to limitations, page
41

2. We note your response to our prior comment number 2. Please revise to include the language deleted from page 44 concerning the specific risk this offering poses to 23andMe with respect to its carryforwards, or advise.
Business
Our Market Opportunity, page 220

3. We note your response to our prior comment number 7, which we reissue in part. Please provide additional disclosure following the table to further identify the specific indications
         for each of the 5 general indications listed under    early-stage
programs    in the pipeline
         table on page 224. Alternatively, delete the number of separate immuno-oncology, cardiovascular/metabolic, immunology, neurology and gynecology and infectious disease indications in preclinical development.
Exhibits

4. Please file the promissory note issued to the Sponsor as an exhibit pursuant to Item
         601(b)(10) of Regulation S-K.
       You may contact Tara Harkins at 202-551-3639 or Daniel Gordon at 202-551-3486 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Derek Dostal, Esq.